Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated December 17, 2007
VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Exact name of registrant as specified in its charter)
VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F___✓___      Form 40-F_______
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes_______      No___✓___
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-144978) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

1.	Item 8 of Part II of the Registration Statement on Form F-3 (File No. 333-144978) of Vodafone Group Public Limited Company (the “Company”) is hereby amended in its entirety to read as follows:

Item 8. Indemnification of Officers and Directors

Article 153 of Vodafone Group Public Limited Company’s (the “Company”) Articles of Association provides as follows:
“153 Indemnity
153.1	So far as the Companies Acts allow, every director, Secretary or other officer of the Company shall be indemnified by the Company out of its own funds against all costs, charges, losses, expenses and liabilities incurred by him:
•	in performing or omitting to perform his duties; and/or

•	in exercising or omitting to exercise his powers; and/or

•	in purporting to do any of these things; and/or

•	otherwise in relation to or in connection with his duties, powers or office.
153.2	So far as the Companies Acts allow, the Secretary and other officers of the Company are exempted from any liability to the Company where that liability would be covered by the indemnity in Article 153.1.

153.3	So far as the Companies Acts allow, the Company or any of its subsidiary undertakings may: (i) provide a director with funds to meet expenditure incurred or to be incurred by him in defending any civil or criminal proceedings, or in connection with any application under the provisions of the Companies Act 1985 referred to in Section 337A(2) of the Companies Act 1985; and (ii) do anything to enable a director to avoid incurring such expenditure, but so that the terms set out in Section 337A(4) of the Companies Act 1985 shall apply to any such provision of funds or other things done.”
Article 2 of the Company’s Articles of Association provides, inter alia, that:
“Companies Act 1985 means the Companies Act 1985, as amended by the Companies Act 1989 and the Companies Act 2006;

Companies Act 2006 means the company law provisions of the Companies Act 2006 (as defined therein), for the time being in force; and

Companies Acts means the Companies Acts as defined in Section 2 of the Companies Act 2006 (where provisions are for the time being in force), the CREST Regulations and other legislation relating to companies and affecting the Company (including any orders, regulations or other subordinated legislation made under them) in force from time to time.”
With effect from October 1, 2007, the following provisions of the Companies Act 2006 provide as follows:
“232 Provisions protecting directors from liability
(1)	Any provision that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

(2)	Any provision by which a company directly or indirectly provides an indemnity (to any extent) for a director of the company, or of an associated company, against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is void, except as permitted by:
(a)	section 233 (provision of insurance);

(b)	section 234 (qualifying third party indemnity provision); or

(c)	section 235 (qualifying pension scheme indemnity provision).
(3)	This section applies to any provision, whether contained in a company’s articles or in any contract with the company or otherwise.

(4)	Nothing in this section prevents a company’s articles from making such provision as has previously been lawful for dealing with conflicts of interest.
233	Provision of insurance

Section 232(2) (voidness of provisions for indemnifying directors) does not prevent a company from purchasing and maintaining for a director of the company, or of an associated company, insurance against any such liability as is mentioned in that sub-section.

234	Qualifying third party indemnity provision
(1)	Section 232(2) (voidness of provisions for indemnifying directors) does not apply to qualifying third party indemnity provision.

(2)	Third party indemnity provision means provision for indemnity against liability incurred by the director to a person other than the company or an associated company.

Such provision is qualifying third party indemnity provision if the following requirements are met.

(3)	The provision must not provide any indemnity against -
(a)	any liability of the director to pay —
(i)	a fine imposed in criminal proceedings, or

(ii)	a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising); or
(b)	any liability incurred by the director —
(i)	in defending criminal proceedings in which he is convicted, or

(ii)	in defending civil proceedings brought by the company, or an associated company, in which judgment is given against him, or

(iii)	in connection with an application for relief (see subsection (6)) in which the court refuses to grant him relief.
(4)	The references in subsection (3)(b) to a conviction, judgment or refusal of relief are to the final decision in the proceedings.

(5)	For this purpose —
(a)	a conviction, judgment or refusal of relief becomes final —
(i)	if not appealed against, at the end of the period for bringing an appeal, or

(ii)	if appealed against, at the time when the appeal (or any further appeal) is disposed of, and
(b)	an appeal is disposed of —
(i)	if it is determined and the period of bringing any further appeal has ended, or

(ii)	if it is abandoned or otherwise ceases to have effect.
(6)	The references in subsection (3)(b)(iii) to an application for relief is to an application for relief under section 144(3) or (4) of the Companies Act 1985 or Article 154(3) or (4) of the Companies (Northern Ireland) Order 1986 (acquisition of shares by innocent nominee), or section 727 of the Companies Act 1985 or Article 675 of the Companies (Northern Ireland) Order 1986 (general power to grant relief in case of honest and reasonable conduct).”
This paragraph (6) of Section 234 has been amended by paragraph 12 of Schedule 1 of the Companies Act 2006 (Commencement No. 3, Consequential Amendments, Transitional Provisions and Savings) Order 2007.

“235 Qualifying pension scheme indemnity provision
(1)	Section 232(2) (voidness of provisions for indemnifying directors) does not apply to qualifying pension scheme indemnity provision.

(2)	Pension scheme indemnity provision means provision indemnifying a director of a company that is a trustee of an occupational pension scheme against liability incurred in connection with the company’s activities as trustee of the scheme.

Such provision is qualifying pension scheme indemnity provision if the following requirements are met.

(3)	The provision must not provide any indemnity against —
(a)	any liability by the director to pay —
(i)	a fine imposed in criminal proceedings, or

(ii)	a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising); or
(b)	any liability incurred by the director in defending criminal proceedings in which he is convicted.
(4)	The reference in subsection (3)(b) to a conviction is to the final decision in the proceedings.

(5)	For this purpose —
(a)	a conviction becomes final —
(i)	if not appealed against, at the end of the period for bringing an appeal, or

(ii)	if appealed against, at the time when the appeal (or any further appeal) is disposed of, and
(b)	an appeal is disposed of —
(i)	if it is determined and the period for bringing any further appeal has ended, or

(ii)	if it is abandoned or otherwise ceases to have effect.
(6)	In this section “occupational pension scheme” means an occupational pension scheme as defined in section 150(5) of the Finance Act 2004 (c. 12) that is established under a trust.
239 Ratification of acts of directors
(1)	This section applies to the ratification by a company of conduct by a director amounting to negligence, default, breach of duty or breach of trust in relation to the company.

(2)	The decision of the company to ratify such conduct must be made by resolution of the members of the company.

(3)	Where the resolution is proposed as a written resolution neither the director (if a member of the company) nor any member connected with him is an eligible member.

(4)	Where the resolution is proposed at a meeting, it is passed only if the necessary majority is obtained disregarding votes in favour of the resolution by the director (if a member of the company) and any member connected with him. This does not prevent the director or any such member from attending, being counted towards the quorum and taking part in the proceedings at any meeting at which the decision is considered.

(5)	For the purposes of this section —
(a)	“conduct” includes acts and omissions;

(b)	“director” includes a former director;

(c)	a shadow director is treated as a director; and

(d)	in section 252 (meaning of “connected person”), subsection (3) does not apply (exclusion of person who is himself a director).
(6)	Nothing in this section affects —
(a)	the validity of a decision taken by unanimous consent of the members of the company, or

(b)	any power of the directors to agree not to sue, or to settle or release a claim made by them on behalf of the company.
(7)	This section does not affect any other enactment or rule of law imposing additional requirements for valid ratification or any rule of law as to acts that are incapable of being ratified by the company.
256 Associated bodies corporate
For the purposes of this Part —

(a)	bodies corporate are associated if one is a subsidiary of the other or both are subsidiaries of the same body corporate, and

(b)	companies are associated if one is a subsidiary of the other or both are subsidiaries of the same body corporate.”
Section 727 of the Companies Act 1985 provides as follows:
“727. Power of court to grant relief in certain cases:
(1)	If in proceedings for negligence, default, breach of duty or breach of trust against an officer of a company or a person employed by a company as auditor (whether he is or is not an officer of the company) it appears to the court hearing the case that the officer or person is or may be liable in respect of the negligence, default, breach of duty or breach of trust, but that he has acted honestly and reasonably, and that having regard to all the circumstances of the case (including those connected with his appointment) he ought fairly to be excused for the negligence, default, breach of duty or breach of trust, that court may relieve him, either wholly or partly, from his liability on such terms as it thinks fit.

(2)	If any such officer or person as above-mentioned has reason to apprehend that any claim will or might be made against him in respect of any negligence, default, breach of duty or breach of trust, he may apply to the court for relief; and the court on the application has the same power to relieve him as under this section it would have had if it had been a court before which proceedings against that person for negligence, default, breach of duty or breach of trust had been brought.

(3)	Where a case to which subsection (1) applies is being tried by a judge with a jury, the judge, after hearing the evidence may, if he is satisfied that the defendant or defender ought in pursuance of that subsection to be relieved either in whole or in part from the liability sought to be enforced against him, withdraw the case in whole or in part from the jury and forthwith direct judgment to be entered for the defendant or defender on such terms as to costs or otherwise as the judge may think proper.”

The Company has obtained directors’ and officers’ insurance coverage, which, subject to policy terms and limitations, includes coverage to reimburse the Company for amounts that it may be required or permitted by law to pay or indemnify its directors or officers.

2.	The section entitled “Experts” on page 67 of the Prospectus contained in the Registration Statement on Form F-3 (File No. 333-144978) is hereby amended by adding the following paragraph:

The financial statements of Cellco Partnership d/b/a Verizon Wireless incorporated in this prospectus by reference from the Annual Report on Form 20-F of Vodafone Group Plc have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report also incorporated herein by reference (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the adoption of the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” on January 1, 2006) and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

3.	The consent of Deloitte & Touche LLP to the incorporation by reference of their report dated February 22, 2007 (which expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” on January 1, 2006) relating to the consolidated financial statements of Cellco Partnership d/b/a Verizon Wireless appearing in the Annual Report on Form 20-F of Vodafone Group Plc for the year ended March 31, 2007 and to the reference to Deloitte & Touche LLP under the heading “Experts” in the Prospectus, which is part of the Registration Statement on Form F-3 (File No. 333-144978) is filed as an exhibit hereto and hereby incorporated by reference into the Registration Statement on Form F-3 (File No. 333-144978) as Exhibit 23.4.

Exhibit	Item

Exhibit 23.4	Exhibit 23.4 to Registration Statement on Form F-3 (File No. 333-144978):

Consent of Deloitte & Touche LLP to the incorporation by reference of their report dated February 22, 2007 (which expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” on January 1, 2006) relating to the consolidated financial statements of Cellco Partnership d/b/a Verizon Wireless appearing in the Annual Report on Form 20-F of Vodafone Group Plc for the year ended March 31, 2007 and to the reference to Deloitte & Touche LLP under the heading “Experts” in the Prospectus, which is part of the Registration Statement on Form F-3 (File No. 333-144978)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP PUBLIC LIMITED COMPANY (Registrant)
Dated: December 17, 2007	By: /S/ STEPHEN R. SCOTT

	Name:	Stephen R. Scott
	Title:	Group General Counsel and Company Secretary